Lee W. Cassidy, Esq.
215 Apolena Avenue
Newport Beach, California 92662
July 18, 2019
202/415-3563		Lwcassidy@aol.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

ATTN: Anuja a. Majmudar

Re:	Global Diversified Marketing Group, Inc.
Amendment No. 1 to Registration Statement
on Form S-1
No,333-232522

Hello:

Please find the attached Amendment No. 1 to the registration statement on Form S-1 for Global Diversified Marketing Group, Inc.(the “Company”) No. 333-232522.

This amendment simply corrects the number of selling shareholder shares by 10,000 shares. The Staff issued a no-review letter on July 9, 2019.

Attached is the request for acceleration for Monday, July 22, 2019.

Any questions or correspondence may be addressed to Lee Cassidy at the email address lwcassidy@aol.com.

Thank you for your attention to this.

Sincerely,

Lee W. Cassidy